                                                         Filed by eXegenics Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 000-49727
                         Subject Company: Innovative Drug Delivery Systems, Inc.

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY EXEGENICS INC. ON NOVEMBER 1,
2002


                                       CONTACT:  WALISA M. DAVENPORT
                                                 EXEGENICS INC.
                                                 (214) 358-2000

                                                 E. BLAIR CLARK (INVESTORS), OR
                                                 KATHY JONES, PH.D. (MEDIA)
                                                 BURNS-MCCLELLAN
                                                 (212)213-0006


         EXEGENICS ANNOUNCES THE FILING OF PRELIMINARY S-4 REGISTRATION
                 RELATED TO PROPOSED MERGER AGREEMENT WITH IDDS

DALLAS, November 1, 2002-- eXegenics, Inc. (Nasdaq: EXEG) today announced that the Company filed a Form S-4 Registration Statement containing a prospectus/proxy statement with the Securities and Exchange Commission relating to the previously announced merger with privately held Innovative Drug Delivery Systems, Inc. (IDDS).

The filed registration statement, which is subject to comment by the SEC, will be mailed to shareholders when it is in final form and has been declared effective by the SEC. Shareholders will be asked to approve the proposed combination. The Board of Directors of eXegenics and IDDS unanimously approved the definitive merger agreement. The merger is subject to the approval of the shareholders of both eXegenics and IDDS, as well as other closing conditions, including an increase in the authorized capital stock of eXegenics. Both parties would like to consummate the merger before the end of the fourth quarter of this year.

ABOUT EXEGENICS

eXegenics, Inc. (Nasdaq: EXEG) is a post-genomics drug creation enterprise engaged in the discovery and development of drugs for the treatment of cancers and drug-resistant bacterial diseases. Employing Quantum Core Technology (QCT(TM)), a suite of proprietary technologies, the Company's scientists create novel small molecular weight 'core inhibitor' molecules of disease-causing enzymes and proteins. These 'core inhibitor' candidate drug leads are optimized into novel potential clinical drug candidates for further preclinical development, after which they would be advanced towards clinical drug development candidates and pharmaceutical products. The Company's other proprietary research platform is Optimized Anti-Sense Inhibitory Sequence (OASIS(TM)), which is used to create antisense molecules that can potentially be developed into novel drugs. For more information, please visit http://www.eXegenicsinc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

eXegenics and IDDS have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by eXegenics and IDDS with the SEC free of charge at the SEC's Web site (http://www.sec.gov) or by directing a request after such a filing is made to eXegenics Inc., 2110 Research Row, Dallas, Texas 75235, Attn: Investor Relations, telephone (214) 358-2000.

eXegenics and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about our directors and executive officers and their ownership of our voting securities is set forth in the proxy statement for our 2002 annual meeting of stockholders as filed with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

SAFE HARBOR

This release contains forward-looking statements which are subject to various risks and uncertainties. Discussion of factors that could cause actual events or results to differ materially from management's projections, forecasts, estimates and expectations is contained in the companies' SEC filings, including the preliminary joint proxy statement/prospectus. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements, which include, but are not limited to, the successful completion of our proposed merger and the benefits expected to be derived therefrom, are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on our current beliefs and expectations as to such future outcomes. Drug discovery and development involve a high degree of risk. Factors that might cause such a material difference include, among others, uncertainties related to the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful preclinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, our pharmaceutical collaborator's ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in our filings with the Securities and Exchange Commission.